Exhibit 10.6

First Amendment
to the Nortek, Inc. Second Amended and Restated
Change in Control Severance Benefit Plan for Key Employees

WHEREAS, Nortek, Inc. (the "Company") adopted the Nortek, Inc. Second Amended and Restated Change in Control Severance Benefit Plan for Key Employees (the "Plan") effective August 24, 2004;

WHEREAS, the Plan may be amended by the Company at any time; and

WHEREAS, the Company wishes to amend the Plan to comply with the final regulations under Section 409A of the Internal Revenue Code of 1986, as amended;

NOW, THEREFORE, the Company hereby amends the Plan as follows, effective, except where otherwise provided, January 1, 2008:

1.   The second paragraph of Section 6 is deleted in its entirety and replaced with the following:

"In the event of such a termination, Employee shall continue for a period of 24 months after termination to be covered at the expense of Employer by the same or equivalent hospital, medical, accident, disability, and life insurance coverages as he was covered immediately prior to such termination."

2.   The following new Section 6A is inserted following Section 6, to read in its entirey as follows:

"6A.   Specified Employees.

(a)   If at the time of Separation from Service an Employee is a Specified Employee, any and all amounts payable hereunder to such Employee that constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") as determined by the Company in its sole discretion, and that would (but for this sentence) be payable within six months following such Separation from Service, shall instead be paid in the form of a single lump sum payment on the date that follows the date of such Separation from Service by six (6) months and one day, together with interest at the "short-term applicable federal rate" determined on a semi-annual basis, prescribed by the Internal Revenue Service under Section 1274(d) of the Internal Revenue Code (or any successor provision). Payments, if any, due following six (6) months following Separation from Service shall continue to be paid at the time and in the form otherwise provided hereunder.

(b)   The following definitions shall apply for purposes of this Plan:

(i)   "Specified Employee" means an individual who is determined by the Company to be a specified employee as defined in subsection (a)(2)(B)(i) of Section 409A. Nortek, Inc. may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(i) of the Treasury Regulations for purposes of determining "specified employee" status. Any such written election shall be deemed part of this Plan.

(ii)   "Separation from Service" means a separation from service within the meaning of Treasury regulations §1.409A-1(h). For this purpose, references in this Plan to "termination of employment" shall mean a Separation from Service.

(c)   Separate Payment Election. For purposes of Section 409A, an Employee's right to receive any installment payment upon Separation from Service pursuant to this Plan, offer letter or other similar agreement shall be treated as a right to receive a series of separate and distinct payments."

3.   The following Sections 11 through 13, inclusive are added to the Plan, to read in their entirety as follows:

"11.   Administration. The Plan shall be administered by the Company acting through its duly authorized officers and their delegates (the "Administrator"). The Administrator shall have full discretionary authority to construe the Plan, to establish procedures, and to take all such other actions as are necessary or appropriate to administer the Policy.

12.   Employment Not Guaranteed. Nothing in this Plan shall be construed as giving any person the right to be retained in the service of the Company as an employee or independent contractor.

13.   Miscellaneous. Neither the Administrator nor the Company, nor any officer or other representative of the Company, nor any other person, shall have any liability to any employee for any taxes or increased taxes, or related interest or penalties, incurred by reason of the failure of any payment to comply with any applicable requirements of Section 409A."

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IN WITNESS WHEREOF, Nortek, Inc. has caused this instrument of amendment to be executed by its duly authorized officer this 29th day of December, 2008.

Nortek, Inc.

By: /s/ Edward J. Cooney
        Authorized Officer